UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            _______________________

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                            _______________________

                           RESEARCH IN MOTION LIMITED
                                (Name of Issuer)


                                 Common Shares
                         (Title of Class of Securities)


                                  760975-10-2
                                 (CUSIP Number)

                            _______________________

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

|_|   Rule 13d-1(b)

|_|   Rule 13d-1(c)

|x|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760975-10-2                   13G                  Page 2 of 6 Pages

==============================================================================

(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

             James L. Balsillie
------------------------------------------------------------------------------

(2)          Check the Appropriate Box if a Member of a Group
             (See Instructions)                                         (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------

(3)          SEC Use Only
-------------------------------------------------------------------------------

(4)          Citizenship or Place of Organization

             Canadian
-------------------------------------------------------------------------------

                           (5)    Sole Voting Power

      Number of                   12,242,854
  Shares Beneficially      ----------------------------------------------------
        Owned
        by Each            (6)    Shared Voting Power
       Reporting
      Person With                 0
-------------------------------------------------------------------------------
                           (7)    Sole Dispositive Power

                                  12,242,854
-------------------------------------------------------------------------------
                           (8)    Shared Dispositive Power

                                  0
-------------------------------------------------------------------------------

(9)          Aggregate Amount Beneficially Owned by Each Reporting Person

             12,242,854 at December 31, 2005
-------------------------------------------------------------------------------

(10)         Check if the Aggregate Amount in Row (9) Excludes Certain Shares
             (See Instructions)                                         |_|
-------------------------------------------------------------------------------

(11)         Percent of Class Represented by Amount in Row (9)

             6.6%
-------------------------------------------------------------------------------

(12)         Type of Reporting Person (See Instructions)

             IN
-------------------------------------------------------------------------------

Item 1(a).          Name of Issuer
                    --------------

                    Research In Motion Limited

Item 1(b).          Address of Issuer's Principal Executive Offices
                    -----------------------------------------------

                    295 Philip Street
                    Waterloo, Ontario N2L 3W8

Item 2(a).          Name of Person Filing
                    ---------------------

                    James L. Balsillie

                    Of the 12,242,854 Common Shares beneficially owned by Mr. Balsillie:

                    (i) 11,136,822 Common Shares are registered in the name of 1258700 Ontario Limited, all the shares of which are owned by Mr. Balsillie;

                    (ii) 221,032 Common Shares are personally owned by Mr. Balsillie; and

                    (iii) 885,000 Common Shares are subject to stock options granted to Mr. Balsillie that are presently exercisable or will be exercisable on or before March 1, 2006.

                    The 12,242,854 Common Shares beneficially owned by Mr. Balsillie does not include 510,000 Common Shares subject to stock options granted to Mr. Balsillie that are exercisable after March 1, 2006.

Item 2(b).         Address of Principal Business Office or, if None, Residence
                   -----------------------------------------------------------

                   295 Philip Street
                   Waterloo, Ontario N2L 3W8

Item 2(c).         Citizenship
                   -----------

                   Canadian

Item 2(d).         Title of Class of Securities
                   ----------------------------

                   Common Shares

Item 2(e).         CUSIP Number
                   ------------

                   760975-10-2

Item 3.            Filing Category
                   ---------------

                   Not applicable

Item 4(a).         Amount Beneficially Owned
                   -------------------------

                   12,242,854

Item 4(b).         Percent of Class
                   ----------------

                   6.6%

Item 4(c).         Number of shares as to which the Reporting Person has:
                   ------------------------------------------------------

                  (i) sole power to vote or direct the vote:

                        12,242,854

                  (ii) shared power to vote or direct the vote:

                        0

                  (iii) sole power to dispose or to direct the disposition:

                        12,242,854

                  (iv) shared power to dispose or to direct the disposition:

                        0

Item 5.                 Ownership of Five Percent or Less of a Class
                        --------------------------------------------

                        Not applicable

Item 6.                 Ownership of More Than Five Percent on Behalf of
                        Another Person
                        ------------------------------------------------

                        Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company
                        ----------------------------------------------------

                        Not applicable

Item 8.                 Identification and Classification of Members of the
                        Group
                        ----------------------------------------------------

                        Not applicable

Item 9.                 Notice of Dissolution of Group
                        ------------------------------

                        Not applicable

Item 10.                Certification
                        -------------

                        Not applicable

                                   SIGNATURE


                  After reasonable inquiry and to the best of the signatory's knowledge and belief, the signatory certifies that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2006

                                           /s/ JAMES L. BALSILLIE
                                           -----------------------------------
                                           James L. Balsillie